Free Writing Prospectus to Preliminary Pricing Supplement No. 8,002

Registration Statement Nos. 333-275587; 333-275587-01

Dated April 21, 2025; Filed pursuant to Rule 433

Morgan Stanley

Commodity-Linked Notes due April 29, 2030 Based on the Value of the Bloomberg Commodity IndexSM

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	April 29, 2030
Underlying commodity index:	Bloomberg Commodity IndexSM
Payment at maturity per note:

The payment due at maturity per $1,000 stated principal amount will equal:

●$1,000 + supplemental redemption amount, if any.

In no event will the payment at maturity exceed the maximum payment amount of $2,000 or be less than the stated principal amount of $1,000 per note.

Supplemental redemption amount:	$1,000 x index percent change x participation rate; provided that the supplemental redemption amount will not be greater than $1,000 per note or less than $0.
Participation rate:	160%
Maximum payment amount:	$2,000 per note (200% of the stated principal amount)
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The official settlement price of the underlying commodity index on the pricing date, subject to adjustment for non-index business days and certain market disruption events
Final index value:	The official settlement price of the underlying commodity index on the determination date
Determination date:	April 24, 2030, subject to adjustment for non-index business days and certain market disruption events
Stated principal amount / issue price:	$1,000 per note
Pricing date:	April 24, 2025
Original issue date:	April 29, 2025 (3 business days after the pricing date)
CUSIP / ISIN:	61774FMX7 / US61774FMX77
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225023057/ms8002_424b2-12175.htm

1All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Change in Underlying Commodity Index	Return on Notes
+100%	100%
+90%	100%
+80%	100%
+70%	100%
+62.50%	100%
+60%	96%
+50%	80%
+40%	64%
+30%	48%
+20%	32%
+10%	16%
0%	0%
-10%	0%
-20%	0%
-30%	0%
-40%	0%
-50%	0%
-60%	0%
-70%	0%
-80%	0%
-90%	0%
-100%	0%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Commodity Index

For more information about the underlying commodity index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●The appreciation potential of the notes is limited by the maximum payment amount.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The amount payable on the notes is not linked to the value of the underlying commodity index at any time other than the determination date.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is approximately $938.80 per note, or within $38.80 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Investing in the notes is not equivalent to investing in the underlying commodity index or in futures contracts underlying the underlying commodity index.

●The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire term of the notes.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Commodity Index

●Investments linked to commodities are subject to sharp fluctuations in commodity prices.

●An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.

●Higher future prices of the index commodities relative to their current prices may adversely affect the value of the underlying commodity index and the value of the notes.

●Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the value of the notes.

●Legal and regulatory changes could adversely affect the return on and value of the notes.

●Adjustments to the underlying commodity index could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.